UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30194 / September 5, 2012

THE HARTFORD MUTUAL FUNDS, INC.
THE HARTFORD MUTUAL FUNDS II, INC.
HARTFORD SERIES FUND, INC.
HARTFORD HLS SERIES FUND II, INC.
HARTFORD VARIABLE INSURANCE TRUST I
HARTFORD VARIABLE INSURANCE TRUST II
HARTFORD INVESTMENT FINANCIAL SERVICES, LLC
HL INVESTMENT ADVISORS, LLC
HARTFORD INVESTMENT ADVISORY COMPANY, LLC
HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

200 Hopmeadow Street
Simsbury, Connecticut 06089

(812-14024)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

The Hartford Mutual Funds, Inc., The Hartford Mutual Funds II, Inc., Hartford Series
Fund, Inc., Hartford HLS Series Fund II, Inc., Hartford Variable Insurance Trust I,
Hartford Variable Insurance Trust II, Hartford Investment Financial Services, LLC, HL
Investment Advisors, LLC, Hartford Investment Advisory Company, LLC, and Hartford
Securities Distribution Company, Inc. filed an application on April 11, 2012 and an
amendment to the application on July 30, 2012, requesting an order under section 6(c) of
the Investment Company Act of 1940 ("Act") granting an exemption from rule 12d1-2(a)
under the Act. The order would permit open-end management investment companies
relying on rule 12d1-2 under the Act to invest in certain financial instruments.

On August 8, 2012, a notice of the filing of the application was issued (Investment
Company Act Release No. 30164). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless
a hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered, and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, that the exemption under section 6(c) of the Act from rule 12d1-2(a) under the Act requested by The Hartford Mutual Funds, Inc., et al. (File No. 812-14024) is granted, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary